SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

One Price Clothing Stores, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

682411

(CUSIP Number)

Marc J. Leder Rodger R. Krouse Sun Capital Partners III, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 (561) 394-0550	Douglas C. Gessner, Esq. James S. Rowe, Esq. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun One Price, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,098,934 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,702,281 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,098,934 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.5%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,098,934 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,702,281 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,098,934 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,098,934 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,702,281 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,098,934 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Advisors III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,098,934 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,702,281 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,098,934 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,098,934 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,702,281 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,098,934 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.5%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,098,934 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,702,281 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,098,934 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,098,934 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,702,281 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,098,934 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 hereby amends the Statement on Schedule 13D previously filed on July 3, 2003, as amended by Amendment No. 1 previously filed on October 31, 2003 (the “Schedule 13D”) by Sun One Price, LLC, a Delaware limited liability company (“Sun One Price”), Sun Capital Partners III, LP, a Delaware limited partnership (“Sun Partners III LP”), Sun Capital Partners III QP, LP, a Delaware limited partnership (“Sun Partners III QP LP”), Sun Capital Advisors III, LP, a Delaware limited partnership (“Sun Advisors III”), Sun Capital Partners III, LLC, a Delaware limited liability company (“Sun Partners III LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock of One Price Clothing Stores, Inc. (the “Issuer”) as follows:

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended and supplemented by adding the following:

The shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun One Price pursuant to the terms of the Loan Warrant constitute approximately 3.2% of the Issuer’s outstanding Common Stock.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented by adding the following:

As described in the original Schedule 13D filed July 3, 2003, the Issuer has also issued to Sun One Price the Sun One Price Warrant (as defined in the Schedule 13D).  The Sun One Price Warrant (and the similar warrants issued to the Minority Stockholders) are only currently exercisable with respect to 2,265,335 shares of Common Stock and, therefore, only such 2,265,335 shares of Common Stock issuable upon exercise of the Sun One Price Warrant (and the similar warrants issued to the Minority Stockholders) are included in the number of shares reported as beneficially owned by the Reporting Persons.

Sun One Price may consider proposing to the Issuer’s Board of Directors a plan or proposal that relates to or might result in:
(a) the acquisition by Sun One Price of additional securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger;
and
(h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Sun One Price has not yet had any discussions with the Board of Directors of the Issuer regarding any such plan or proposal, and Sun One Price may, in its sole discretion, ultimately determine not to propose any such plan or proposal.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:
(a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 20,098,934 shares of Common

Stock, or approximately 85.5% of the Common Stock outstanding.  This number is comprised of (a) 16,733,386 shares of Common Stock that are held directly by Sun One Price, (b) 750,000 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun One Price pursuant to the terms of the Loan Warrant, (c) 2,218,895 shares of Common Stock that are issuable to Sun One Price pursuant to the Sun One Price Warrant, (d) 170,836 shares of Common Stock that are held directly by Randolph Street Partners V (“RSP”), (e) 22,653 shares of Common Stock that are issuable to RSP pursuant to the terms of a warrant to purchase Common Stock of the Issuer, (f) 170,836 shares of Common Stock that are held directly by H.I.G. Sun Partners, Inc. (“HIG”), (g) 22,653 shares of Common Stock that are issuable to HIG pursuant to the terms of a warrant to purchase Common Stock of the Issuer, (h) 8,542 shares of Common Stock that are held directly by Glenn Oken (“Oken”) and (i) 1,133 shares of Common Stock that are issuable to Oken pursuant to the terms of a warrant to purchase Common Stock of the Issuer.

(b)         Each Reporting Person may be deemed to have shared power to vote or direct the vote of 20,098,934 shares of Common Stock, or approximately 85.5% of the Common Stock outstanding.  This number is comprised of (a) 16,733,386 shares of Common Stock that are held directly by Sun One Price, (b) 750,000 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun One Price pursuant to the terms of the Loan Warrant, (c) 2,218,895 shares of Common Stock that are issuable to Sun One Price pursuant to the Sun One Price Warrant, (d) 170,836 shares of Common Stock that are held directly by RSP, (e) 22,653 shares of Common Stock that are issuable to RSP pursuant to the terms of a warrant to purchase Common Stock of the Issuer, (f) 170,836 shares of Common Stock that are held directly by HIG, (g) 22,653 shares of Common Stock that are issuable to HIG pursuant to the terms of a warrant to purchase Common Stock of the Issuer, (h) 8,542 shares of Common Stock that are held directly by Oken and (i) 1,133 shares of Common Stock that are issuable to Oken pursuant to the terms of a warrant to purchase Common Stock of the Issuer.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 19,702,281 shares of Common Stock, or approximately 83.8% of the Common Stock outstanding.  This number is comprised of (a) 16,733,386 shares of Common Stock that are held directly by Sun One Price, (b) 750,000 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun One Price pursuant to the terms of the Loan Warrant and (c) 2,218,895 shares of Common Stock that are issuable to Sun One Price pursuant to the Sun One Price Warrant.

The Reporting Persons and the Minority Stockholders may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Stockholders’ Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with the Minority Stockholders.  The table below lists the number of shares beneficially owned by each of the Minority Stockholders in which the Reporting Persons may be deemed to have beneficial ownership because of the Stockholders’ Agreement and the Registration Agreement.

Name:	Common Stock:	Common Stock Issuable Upon Exercise of Warrants:	Total
Randolph Street Partners V	170,836	22,653	193,489

H.I.G. Sun Partners, Inc.	170,836	22,653	193,489

Glenn Oken	8,542	1,133	9,675

(c)          On October 14, 2003, each share of Series A Preferred Stock of the Issuer was automatically converted into 119,645 shares of Common Stock of the Issuer upon the effectiveness of an amendment to the Issuer’s articles of incorporation increasing the number of authorized shares of Common Stock.  Sun One Price’s 97.95 shares of Series A Preferred Stock were converted into 11,719,227 shares of Common Stock; RSP’s 1 share of Series A Preferred Stock was converted into 119,645 shares of Common Stock; HIG’s 1 share of Series A Preferred Stock was converted into 119,645 shares of Common Stock; and Oken’s .05 shares of Series A Preferred Stock were converted into 5,982 shares of Common Stock.

(d)         Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*
Exhibit A	-	Schedule 13D Joint Filing Agreement, dated June 27, 2003, by and among each of the Reporting Persons*
Exhibit B	-	Stock Purchase Agreement*
Exhibit C	-	Management Services Agreement*
Exhibit D	-	Sun One Price Warrant*
Exhibit E	-	Assignment Agreement*
Exhibit F	-	Stockholders’ Agreement*
Exhibit G	-	Registration Agreement*
Exhibit H	-	Junior Participation Agreement*

Exhibit I	-	CFC Junior Participation Agreement**
Exhibit J	-	Loan Warrant**

*Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on July 3, 2003.

**Previously filed as an exhibit to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on October 31, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2003	SUN ONE PRICE, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 24, 2003	SUN CAPITAL PARTNERS III, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 24, 2003	SUN CAPITAL PARTNERS III QP, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 24, 2003	SUN CAPITAL ADVISORS III, LP

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 24, 2003	SUN CAPITAL PARTNERS III, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 24, 2003	/s/ Marc J. Leder
Marc J. Leder

Date: December 24, 2003	/s/ Rodger R. Krouse
Rodger R. Krouse